Exhibit 99.1

Cellectis Announces the execution of the

Subsequent Investment Agreement with AstraZeneca

•	Execution of binding subsequent investment agreement regarding contemplated additional equity investment of $140M by AstraZeneca, previously announced on November 1, 2023.

•	Extraordinary shareholders’ meeting of Cellectis to be held on or around December 22, 2023 to approve such investment.

New York, NY – November 15, 2023 – Cellectis (Euronext Growth: ALCLS – NASDAQ: CLLS) today announced that, following the consultation of its works council, it has now signed a binding Subsequent Investment Agreement with AstraZeneca (LSE/STO/Nasdaq: AZN) regarding the contemplated additional equity investment of $140M by AstraZeneca, which was previously announced on November 1, 2023. The additional investment will be made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share (the “Additional Investment”).

The closing of the Additional Investment remains subject to (i) the approval of the extraordinary general meeting of the shareholders of Cellectis to be called in the coming days and expected to be held on or around December 22, 2023, (ii) clearance of such investment from the French Ministry of Economy according to the foreign direct investment French regulations, and (iii) other customary closing conditions. Immediately following the Additional Investment, it is anticipated that AstraZeneca would own approximately 44% of the share capital of the Company and 30% of the voting rights of the Company (based on the number of voting rights currently outstanding).

In the absence of a public offering, no prospectus will be established in France or outside of France in connection with the Additional Investment.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Cautionary Statement

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “contemplated”, “expected”, “remains subject to”, and similar expressions. These forward-looking statements are made in light of information currently available to us and based on assumptions that Cellectis considers to be reasonable. However, they are subject to numerous risks and uncertainties, including the risk that conditions to closing, including necessary shareholders’ and/or regulatory approvals, are not satisfied. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on March 14, 2023 (as amended on October 31, 2023), under “Risk Factors” (copies of which are available on www.cellectis.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577